UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 4, 2024

KINTARA THERAPEUTICS, INC.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-37823	99-0360497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9920 Pacific Heights Blvd Suite 150
San Diego, California		92121
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (858) 350-4364

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KTRA	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

As previously disclosed, on September 20, 2024, Kintara Therapeutics, Inc. (“Kintara”) convened and adjourned its 2024 Special Meeting of Stockholders (the “Special Meeting”) to October 4, 2024. On October 4, 2024, Kintara reconvened the Special Meeting being held to consider and vote on the following proposals: (a) the proposal to approve the issuance of shares of common stock of Kintara (the “Common Stock”) (such shares, the “Merger Shares”) issuable in connection with the Agreement and Plan of Merger, dated as of April 2, 2024 (the “Merger Agreement”), by and among Kintara, TuHURA Biosciences, Inc. (“TuHURA”) and Kayak Mergeco, Inc. (“Merger Sub”) (the “Nasdaq Proposal”); (b) the proposal to approve, pursuant to Nevada Revised Statutes 78.2055, a reverse stock split of only the outstanding shares of Kintara’s Common Stock and other outstanding securities of Kintara (with no change to the authorized capital stock of Kintara) at a ratio ranging from 1-for-20 to 1-for-40, with such ratio to be determined in the discretion of Kintara’s board of directors and with such reverse stock split to be effected at such time and date as determined by Kintara’s board of directors in its sole discretion (the “Reverse Stock Split Proposal”); (c) the proposal to approve an increase in the number of authorized shares of Kintara’s Common Stock to 400,000,000, to be effected at such time and date as determined by Kintara’s board of directors in its sole discretion (the “Charter Proposal”); (d) the proposal to approve the TuHURA Biosciences, Inc. 2024 Equity Incentive Plan, which was approved by Kintara’s board of directors on August 7, 2024 subject to stockholder approval at the Special Meeting and upon consummation of the merger of Merger Sub with and into TuHURA (the “Merger”), with TuHURA surviving the Merger as a wholly-owned subsidiary of Kintara (the “2024 Equity Plan Proposal”); (e) the proposal to approve a change the state of incorporation of Kintara from the State of Nevada to the State of Delaware (the “Reincorporation”) and the plan of conversion attached to the proxy statement/prospectus as Annex D including the certificate of incorporation of Kintara following consummation of the Reincorporation attached to the proxy statement/prospectus as Annex G (the “Reincorporation Proposal”); (f) the proposal to approve, in a non-binding advisory vote, certain compensation payments that will or may be made to one of Kintara’s named executive officers, Robert E. Hoffman, in connection with the Merger (the “Golden Parachute Proposal”); and (g) the proposal to adjourn the Special Meeting for the purpose of soliciting additional proxies if any of proposals (a)-(f) above (collectively, the “Kintara Proposals”) do not receive a sufficient number of votes for approval (the “Adjournment Proposal”).

Present at the reconvened Special Meeting, in person or by proxy, were holders of 32,634,850 shares of Kintara’s Common Stock and Series C Preferred Stock (on an as-converted basis), representing at least one-third of the voting power of the capital stock issued and outstanding and entitled to vote at the Special Meeting as of August 14, 2024 (the “Record Date”), which constituted a quorum for the transaction of business.

The voting results for each item of business voted upon at the Special Meeting were as follows:

The Nasdaq Proposal – Approval of the issuance of the Merger Shares and the change of control of Kintara following the Merger:

Votes For	Votes Against	Abstentions	Broker Non-Votes
26,751,464	1,175,318	204,170	4,503,898

As a result, the Nasdaq Proposal was approved by the requisite vote of Kintara’s stockholders.

The Reverse Stock Split Proposal – Approval of a reverse stock split at a ratio in the range from 1-for-20 to 1-for-40:

Votes For	Votes Against	Abstentions	Broker Non-Votes
27,090,705	5,184,882	278,845	80,418

As a result, the Reverse Stock Split Proposal was approved by the requisite vote of Kintara’s stockholders.

The Charter Proposal – Approval of an increase in the number of authorized shares of Kintara’s Common Stock to 400,000,000:

Votes For	Votes Against	Abstentions	Broker Non-Votes
26,632,610	5,708,824	293,416	0

As a result, the Charter Proposal was not approved by the requisite vote of Kintara’s stockholders.

The 2024 Equity Plan Proposal – Approval of the TuHURA 2024 Equity Incentive Plan:

Votes For	Votes Against	Abstentions	Broker Non-Votes
22,479,659	5,099,707	632,004	4,423,480

As a result, the 2024 Equity Plan Proposal was approved by the requisite vote of Kintara’s stockholders.

The Reincorporation Proposal – Approval of a change the state of incorporation of Kintara from the State of Nevada to the State of Delaware:

Votes For	Votes Against	Abstentions	Broker Non-Votes
26,530,701	1,290,576	309,861	4,503,712

As a result, the Reincorporation Proposal was not approved by the requisite vote of Kintara’s stockholders.

The Golden Parachute Proposal – Approval of, in a non-binding advisory vote, certain compensation payments that will or may be made to Kintara’s named executive officer:

Votes For	Votes Against	Abstentions	Broker Non-Votes
17,021,190	9,659,427	1,530,753	4,423,480

As a result, the Golden Parachute Proposal was approved by the requisite vote of Kintara’s stockholders on an advisory basis.

The Adjournment Proposal – Adjourning the Special Meeting to solicit additional proxies to approve the Kintara Proposals:

Votes For	Votes Against	Abstentions	Broker Non-Votes
25,700,409	6,310,817	623,623	1

As a result, the Adjournment Proposal was approved by the requisite vote of Kintara’s stockholders. The Adjournment Proposal was deemed not necessary and not acted upon at the Special Meeting as a result of the approval of the Nasdaq Proposal, the Reverse Stock Split Proposal, the 2024 Equity Plan Proposal and the Golden Parachute Proposal.

Following receipt of stockholder approval of the Nasdaq Proposal, the Reverse Stock Split Proposal, the 2024 Equity Plan Proposal and the Golden Parachute Proposal, Kintara and TuHURA expect to consummate the Merger in mid-October 2024, subject to the satisfaction of the remaining closing conditions under the Merger Agreement.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements based upon Kintara’s and TuHURA’s current expectations. This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. These statements are only predictions. Kintara and TuHURA have based these forward-looking statements largely on their then-current expectations and projections about future events, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of Kintara’s and TuHURA’s control, and actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) the risk that the conditions to the closing or consummation of the proposed Merger are not satisfied; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Kintara and TuHURA to consummate the transactions contemplated by the proposed Merger; (iii) risks related to Kintara’s and TuHURA’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed Merger, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (iv) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the proposed Merger by either Kintara or TuHURA; (v) the effect of the announcement or pendency of the proposed Merger on Kintara’s or TuHURA’s business relationships, operating results and business generally; (vi) costs related to the proposed Merger; (vii) the outcome of any legal proceedings that may be instituted against Kintara, TuHURA, or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (vii) the ability of Kintara or TuHURA to protect their respective intellectual property rights; (viii) competitive responses to the proposed Merger; (ix) unexpected costs, charges or expenses resulting from the proposed Merger; (x) whether the combined business of TuHURA and Kintara will be successful; (xi) legislative, regulatory, political and economic developments; and (xii) additional risks described in the “Risk Factors” section of Kintara’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023, and the registration statement on Form S-4 related to the proposed Merger filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in Kintara’s registration statements, reports and other filings with the SEC, which are available on Kintara’s website, and at www.sec.gov. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither Kintara nor TuHURA can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, Kintara and TuHURA undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINTARA THERAPEUTICS, INC.

Date: October 4, 2024	By:	/s/ Robert E. Hoffman
Name: Robert E. Hoffman
Title: Chief Executive Officer